February 26, 2025

Jose Lopez Lecube
Chief Financial Officer
Moolec Science SA
17, Boulevard F.W. Raiffeisen
L-2411 Luxembourg
Grand Duchy of Luxembourg

       Re: Moolec Science SA
           Registration Statement on Form F-4
           Filed February 6, 2025
           File No. 333-284744
Dear Jose Lopez Lecube:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed February 6, 2025
Incorporation of Certain Information by Reference, page 30

1. It does not appear that the company satisfies the requirements of General Instruction
       B.1(a) of Form F-4 and General Instruction I.B.1 of Form F-3, which would allow you to incorporate certain required information by reference. Please advise us why the company is eligible to incorporate by reference or revise your filing accordingly.
Exhibits

2. The legal opinion you file as exhibit 5.1 should address each transaction that you intend to register. In this regard, paragraph 3 of exhibit 5.1 indicates you are registering the issuance of shares, including shares issuable upon exercise of warrants, but paragraph (b) on the first page of that exhibit indicates you are also registering the
 February 26, 2025
Page 2

       issuance of warrants. The fee table, however, does not appear to include the shares issuable upon exercise of warrants or the warrants. Please revise or advise.
3.     We note the reference in paragraph 4 of exhibit 8.1 to "we are of the following
       opinion" and the statement in paragraph 4.1 of exhibit 8.1 that "The statements contained in the section of the Prospectus under the heading
Luxembourg Tax
       Considerations    are correct and not misleading in all material
respects." Please revise
       to state clearly that the statements contained in the section of the Prospectus under the
       heading    Luxembourg Tax Considerations    are the opinion of counsel.
Refer to
       Section III.B.2. of Staff Legal Bulletin 19.

4. We note the reference in paragraph 3 of exhibit 8.3 that "we are of the opinion that the statements included in the Registration Statement under the heading 'Cayman Islands
       Tax Considerations', insofar as such statements summarise the laws of the Cayman
       Islands, are accurate and fairly represent in all material respects summaries of
       Cayman Islands laws and regulations as they apply to entities incorporated under, or registered by way of continuation under, the laws of the Cayman Islands." Please revise to clearly state that the statements made in the Registration Statement under the heading "Cayman Islands Tax Considerations" are the opinion of counsel. Refer to
       Section III.B.2. of Staff Legal Bulletin 19.

General

5. From your disclosure and the Form 6-K dated December 30, 2024, it appears your shareholders already approved the redomiciliation from the Grand Duchy of
       Luxembourg to the Cayman Islands and related matters. Consequently, it also appears that the offer and sale of securities you are now attempting to register has already occurred. Please provide your analysis of how this transaction is being conducted consistent with Securities Act Section 5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
 February 26, 2025
Page 3
cc:   Matthew Poulter